Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended October 31,		Year Ended January 31,
	2008	2007	2008	2007	2006	2005	2004
	(dollars in thousands, except ratio amounts)

Income before minority interest and income taxes	$21,418	$40,852	$61,195	$62,586	$63,444	$47,511	$38,303
Fixed charges	10,143	7,836	10,808	9,776	8,898	9,580	12,845
Capitalized interest	(135)	(202)	(252)	(299)	—	—	—
Preference dividends of consolidated subsidiaries	—	—	—	—	—	—	(2,986)

Total earnings	$31,426	$48,486	$71,751	$72,063	$72,342	$57,091	$48,162

Interest expense (including capitalized interest)	$816	$314	$499	$375	$379	$1,297	$2,120
Amortized premiums and expenses	435	40	53	53	63	169	175
Estimated interest within rent expense	8,892	7,482	10,256	9,348	8,456	8,114	7,564
Preference dividends of consolidated subsidiaries	—	—	—	—	—	—	2,986

Total fixed charges	$10,143	$7,836	$10,808	$9,776	$8,898	$9,580	$12,845

Ratio of earnings to fixed charges	3.10	6.19	6.64	7.37	8.13	5.96	3.75